

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 14, 2009

Mr. Jason S. Weber
President and Chief Executive Officer
Rimfire Minerals Corporation
1350-650 West Georgia Street
Vancouver, B.C. V6B 4N9
Canada

> **Re: Rimfire Minerals Corporation**
> **Form 20-F for Fiscal Year Ended January 31, 2007**
> **Filed May 11, 2007**
> **Response Letter Dated February 28, 2008**
> **Response Letter Dated April 15, 2008**
> **Response Letter Dated May 5, 2008**
> **Form 20-F for Fiscal Year Ended January 31, 2008**
> **Filed May 21, 2008**
> **Response Letter Dated June 19, 2008**
> **Response Letter Dated August 13, 2008**
> **Response Letter Dated October 31, 2008**
> **Response Letter Dated November 12, 2008**
> **Response Letter Dated February 17, 2009**
> **Response Letter Dated March 16, 2009**
> **Forms 20-F/A for Fiscal Years Ended January 31, 2006, 2007 and**
> **2008 Filed April 3, 2009**
> **File No. 000-31100**

Dear Mr. Weber:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                    Sincerely,

                                    Jill Davis
                                    Branch Chief